EXHIBIT 4.39
                                                                    ------------
21 October 1998
Stephen Cook
Rossburn Farmhouse
Rossburn Lane
Blair Drummond



Dear Stephen.

It is with pleasure that I can offer you the following contract of employment.


Salary
         The annual salary will be (pound)230,000. And is subject to a review at the beginning of each year.

Start date
         22 October 1998

Benefits
        Medical for you & family
        Car Allowance                 approximately(pound)7.200 per year
        Permanent Health Insurance
        Life assurance                4 times annual salary, subject to medical
        Pension contribution          12% of basic salary, subject to you
                                      investing 4% of basic salary

Bonus
         Bonus is at the sole discretion of the board and is paid upon performance. As a guide, over the last 2 years bonuses in excess of 35% have been paid to directors.

Share options
         The company will issue you, subject to being in an open period, share options of 201,962 shares, being approximately 4 times salary. The final number will depend upon the share price on the date of issue.

Board seat & title
         You will be made an executive director of Flextech plc, with the title of General Counsel & Company Secretary

Notice period
         You will be employed on a 12 month rolling contract.

Job Definition
o        Report to the chairman/CEO
o        Work as part of a team with Adam, Brent & Mark
o Primarily responsible for all legal work in the Group, including the negotiations of key major contracts of the Group. These contracts will include acquisitions, disposals, banking, stock exchange circulars, distribution agreements, trademark, transponder leases, facility, programming contracts etc... The negotiations will be from a commercial perspective as well as legal perspective. M Stern will report to you. Over time it may make sense to get Tim Martin to report to you.
o Responsible for legal compliance of the group, including ITC guidelines.

o Responsible for the Groups company secretarial matters. Richard Taylor will report to you.
o Your responsibility will also include ITC, Oftel and OFT on programming, platform and competition issues.

One off payment
         We recognise that you are giving up a partnership with a prestigious law firm and in compensation will pay a one off lump sum of (pound)75.000 immediately prior to u commencing employment.

Press Release
         Both parties will agree a press release for Friday 23 October 1998

Other
         Hilary Wiseman will join Flextech plc as Legal Manager on a salary of (pound)50,000, with a 3-month notice period. Sam Pardoe, your current secretary, will also join on her existing salary, with a 1-month notice period.

A long form contract will need to be drawn up. If you are in agreement with the terms of this letter please sign the duplicate copy.

Kind regards



/s/ Adam Singer
---------------
Adam Singer



Accepted:



/s/ Stephen Cook
----------------
Stephen Cook









                                       2